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                                    Exhibit A



May 7, 2001



Alltrista Corporation
5875 Castle Creek Parkway, North Drive
Suite 440
Indianapolis, Indiana 46250

Attention:     Thomas B. Clark

Dears Sirs:

     This letter of intent outlines the basis upon which a newly formed company to be owned by Marlin Partners II, LP, ("Marlin"), Catterton Partners L.P. and Alpha Private Equity Group and their affiliates ("NewCo") would be willing to proceed towards the acquisition (the "Acquisition") of all of the issued and outstanding common stock of Alltrista Corporation, an Indiana corporation (the "Company"), pursuant to a merger agreement between Marlin, NewCo and the Company that would provide for a tender offer (the "Tender Offer") and a subsequent cash-out merger (the "Merger").

     We would anticipate executing such a mutually acceptable definitive merger agreement (the "Agreement") within 30 days of the date of this letter and would further anticipate a closing of the Tender Offer as soon thereafter as practicable and, assuming that the Minimum Tender Condition (as defined below) is satisfied, no later than September 30, 2001.

     1. Consideration. The consideration per share payable by NewCo for each share of common stock of the Company acquired by NewCo in the Acquisition pursuant to the Tender Offer and the Merger would be $18 in cash. Options remaining outstanding at the effective time of the Merger will be cashed out at the spread, if any.

     2. Conditions. The Acquisition would be conditional upon (in addition to any other items identified in the Agreement):

     a. The negotiation, execution and delivery of a mutually acceptable merger agreement including, among other things, appropriate representations and warranties, conditions and covenants (which covenants shall include, among other things, a covenant by the Company to promptly file with the United States


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Alltrista Corporation
Thomas B. Clark
May 7, 2001
Page 2


          Securities Exchange Commission a solicitation/recommendation statement and such other documents; and to take any and all actions, reasonably necessary in connection with the Acquisition) and such other agreements, documents and certificates that NewCo and the Company determine are necessary or desirable in connection with the Acquisition;

     b. Prior to June 29, 2001, NewCo having completed its due diligence investigation of the Company and having been reasonably satisfied with the results of such investigation;

     c. The obtaining of all approvals, consents and waivers (governmental or otherwise), and the expiration or termination of any applicable waiting periods (including, but not limited to, the expiration or termination of the waiting period under the Hart Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), if applicable), required in connection with the consummation of the Acquisition, including, but not limited to, any appropriate third party consents and waivers with respect to any material leases, contracts and agreements of the Company;

     d. The Company having operated in the ordinary course of business;

     e. There having been no material adverse change in the Company's condition (financial or otherwise), operations or prospects from March 31, 2001 through the closing of the Tender Offer;

     f. As of the closing of the Tender Offer, at least ninety percent (90%) (inclusive of the shares owned by Marlin, NewCo and their affiliates) of the then issued and outstanding common stock of the Company having been validly tendered and not withdrawn (the "Minimum Tender Condition");

     g. No later than June 29, 2001, NewCo having obtained commitments for the debt and equity financing, on terms reasonably acceptable to NewCo, necessary to complete the Tender Offer and the Merger, and the funds therefrom being available pursuant thereto at the time of consummation of the Tender Offer;

     h.   Company Board of Director approval of the Agreement and the Merger;

     i.   Approval of the Merger by the shareholders of the Company if required;
          and

     j. NewCo and the Company having received such other documents as may be reasonably requested thereby.


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Alltrista Corporation
Thomas B. Clark
May 7, 2001
Page 3


     3. Exclusivity; Negotiations. From the date of this letter until June 29, 2001 (the "Exclusivity Period"), the Company shall grant to the NewCo Representatives the exclusive right to conduct due diligence as more fully described in paragraph 4 below. Also during the Exclusivity Period, NewCo and the Company shall negotiate in good faith the terms of the Agreement. Accordingly, the Company shall immediately cease discussions with any party other than NewCo and the NewCo Representatives (collectively, "Other Parties") relating to any acquisition of the Company, more than 5% of the Company's common stock or any material assets of the Company, whether by stock or asset purchase, merger or otherwise (any of the foregoing, an "Alternative Transaction"). In addition, during the Exclusivity Period, the Company shall not discuss with any Other Party any proposal for an Alternative Transaction and shall not provide or make information about the Company available to any Other Party other than in the ordinary course of business or pursuant to the requirements of applicable law; provided that the Company shall be permitted to enter into such discussions or to provide or make such information available if the Board of Directors of the Company determines in good faith after having received the advice of its outside counsel that such action is necessary to satisfy its fiduciary duties and from its financial advisor that such proposal is or may in good faith be expected to lead to a proposal that is more favorable to the Company's shareholders than the Acquisition ("Superior Proposal"). If one or more unsolicited inquiry, contact or proposal for an Alternative Transaction is received during such period, the Company shall immediately inform NewCo of the nature of the inquiry, contact or proposed terms and conditions of the Alternative Transaction, the identity of the Other Party making such proposal and shall promptly provide to NewCo upon its request or upon any significant development with respect to the inquiry, contact or Alternative Transaction such information as NewCo shall reasonably request or a description of such development.

     4. Due Diligence Investigation. The Company shall cooperate with NewCo and its financing sources and their respective representatives and agents (the "NewCo Representatives") in conducting their due diligence investigation. During the Exclusivity Period, any of NewCo and the NewCo Representatives may make or cause to be made such investigations (including, but not limited to, environmental studies) as they deem necessary or advisable of the Company and its businesses, assets and operations. Upon reasonable notice to the Company, the Company shall permit NewCo and the NewCo Representatives to have access during normal business hours to the Company's premises and to all of its books and records and to conduct a commercial, accounting and legal investigation of the business and affairs of the Company and, in connection therewith, shall furnish to such persons such financial, accounting, operating and other information with respect to the Company as NewCo and the NewCo Representatives from time to time may reasonably request. In furtherance and not in limitation of the foregoing, the Company shall arrange meetings for NewCo and the NewCo Representatives with certain of the Company's suppliers, customers and personnel. However, no such meetings or related


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Alltrista Corporation
Thomas B. Clark
May 7, 2001
Page 4


discussions will take place without the prior approval of the Company and, unless otherwise agreed, without representatives of the Company corporate staff present.

     5. Reimbursement of Expenses. If this letter of intent terminates for any reason whatsoever without an Agreement having been signed (other than a termination resulting from a failure of NewCo to negotiate the terms of an Agreement in good faith), the Company shall reimburse to NewCo, upon presentment of supporting documentation, up to $500,000 of its reasonable out-of-pocket expenses incurred by NewCo and the NewCo Representatives after the date of this letter in connection with NewCo's and the NewCo Representatives' due diligence investigation, the negotiation of the Agreement and the financing arrangements for the Acquisition. Any such reimbursable expenses in excess of $250,000 shall be approved in advance by the Company, provided that such approval shall not be unreasonably withheld or delayed.

     6. Termination Fee. If during the Exclusivity Period the Company entertains a Superior Proposal or avails itself of the "fiduciary out" contained in the proviso to the fourth (4th) sentence of paragraph 3 above, and the transaction contemplated by the Superior Proposal or in respect of which the Company availed itself of such "fiduciary out" is consummated within 12 months from the date of termination of this letter (whether or not any such transaction is consummated on the originally proposed or altered terms), then the Company shall pay to NewCo, upon demand, a fee of $2,500,000 in cash, and, upon presentment of supporting documentation, the Additional Expense Reimbursement Amount. The "Additional Expense Reimbursement Amount" shall be an amount, in addition to but not in duplication of amounts reimbursable pursuant to paragraph 5 above, equal to all of the reasonable out-of-pocket expenses incurred by NewCo and the NewCo Representatives after the date of this letter in connection with the debt and mezzanine financing arrangements for the Acquisition to the extent not reimbursed pursuant to paragraph 5 above; provided, however, that (i) prior to incurring or reimbursing such expenses the Company has been advised of their amount, nature and anticipated date of incurrence or reimbursement and (ii) the Additional Expense Reimbursement Amount shall not exceed $500,000.

     7. Confidentiality. The Company intends to issue a press release promptly after the execution of this letter, and the parties agree to review and approve the content of such a press release as promptly as possible. No other public statements or public disclosure shall be made by the Company, Marlin or NewCo prior the issuance of the approved press release. Other than the content of the approved press release, the parties hereto intend that the terms of this letter of intent are confidential and that neither party shall, without the prior consent of the other party hereto disclose or issue any press release or announcement nor permit its respective employees or agents to disclose or issue any press release or announcement of the terms of this letter of intent or the transactions contemplated herein, except that either party may make such disclosures as are reasonable to prospective lenders, investors, consultants, attorneys and


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Alltrista Corporation
Thomas B. Clark
May 7, 2001
Page 5


accountants, who shall be placed under the same confidentiality obligation as the parties have agreed upon in this paragraph 7. Notwithstanding this paragraph 7, the parties may disclose such information as may be required to be disclosed by the securities laws, a court of competent jurisdiction or any governmental agency having authority to compel such disclosure or as otherwise required by law. Notwithstanding the terms of the Confidentiality Agreement between the Company and Marlin dated December 22, 2000, Marlin and NewCo shall keep confidential and use any additional information provided by the Company under paragraph 4 to NewCo or to the NewCo Representatives only in connection with NewCo's due diligence investigation and for no other purpose.

     8. Termination. In the event that for any reason an Agreement has not been executed and delivered by June 29, 2001, either party may terminate this letter of intent upon written notice to the other party. NewCo may terminate this letter of intent without liability to any party upon any condition described in paragraph 2 above not being timely satisfied or it becoming reasonably apparent to NewCo that any such condition shall be incapable of satisfaction.

     9. Company Annual Meeting. Following the signing of this letter of intent, the Company shall announce the postponement of its 2001 Annual Meeting of Stockholders, currently scheduled for June 1, 2001. Marlin, NewCo and its affiliates shall not object to or take any action to oppose, directly or indirectly, the postponement.

     10. No Binding Agreement. Since this letter of intent consists only of an expression of the parties' current intent, it is expressly understood that no liability or obligation of any nature whatsoever is intended to be created hereunder (other than pursuant to paragraphs 3, 4, 5, 6, 7, 8, 9 and 10) and that this letter of intent is not a contract for the purchase and sale of the Company. It is understood and agreed that the parties respective obligations to consummate the Acquisition are expressly conditioned upon the execution and delivery by the parties hereto of an Agreement (as defined in the second, unnumbered paragraph of this letter of intent), in form and substance satisfactory to the parties hereto, and the satisfaction of the conditions set forth therein. In the event such an Agreement is not executed, except as expressly set forth in this letter of intent, neither party hereto shall be obligated for any expenses, charges or claims whatsoever of the other party arising out of this letter of intent, the proposed Acquisition or otherwise, Notwithstanding the foregoing, the provisions of paragraph 3, 4, 5, 6, 7, 8, 9 and 10 hereof shall be binding and enforceable and shall survive termination of this letter. This letter shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of laws thereof.

If the foregoing terms and conditions are acceptable, please so indicate by signing the enclosed copy of this letter and returning it to the attention of the undersigned, whereupon this letter of


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Alltrista Corporation
Thomas B. Clark
May 7, 2001
Page 6


intent shall have the effect provided in paragraph 10 above as of the date first written above. We look forward to working with you toward completing a successful transaction.

                              Sincerely yours,

                              Marlin Partners II, LP for NewCo


                              By: /s/ Martin Franklin
                                  ------------------------
                                  Name:  Martin Franklin
                                  Title:  Managing Partner


ACCEPTED AND AGREED

Alltrista Corporation


By: /s/ Thomas B. Clark
    -------------------------------
    Name:   Thomas B. Clark
    Title:  Chairman, President and
            Chief Executive Officer

Date: May 7, 2001